Exhibit (a)(16)

June 27, 2014

Dear Aspen Shareholder:

We write seeking your support in rejecting two shareholder proposals put forth by Endurance Specialty Holdings Ltd., a Bermudian-based insurance and re-insurance company, which has launched a hostile campaign to acquire your company, Aspen Insurance Holdings Limited, on highly unattractive terms. Endurance’s proposals ostensibly relate to the calling of a special meeting and to support a convoluted legal strategy Endurance has said it will pursue with the Bermuda Supreme Court. Do not be misled. These coercive legal tactics are attempts by Endurance to acquire Aspen at the lowest possible price. Endurance is desperately pursuing these tactics because time is not on its side – Aspen’s business continues to strengthen. In fact, Endurance’s “revised offer” is worth even less than its initial offer based on the increase in Aspen’s book value and decrease in Endurance’s stock price since its initial proposal.

We urge you to reject Endurance’s coercive tactics to force through its inadequate offer:

1.	Do NOT sign Endurance’s white authorization card.

2.	Sign, date and return the enclosed BLUE revocation card.

3.	Even if you have already signed Endurance’s white authorization card, you may revoke your authorizations by signing, dating and returning the enclosed BLUE revocation card.

ENDURANCE’S EXCHANGE OFFER SIGNIFICANTLY UNDERVALUES ASPEN

In pursuit of its offer, Endurance also has launched an unsolicited exchange offer for Aspen shares, which your Board of Directors has rejected. The Board’s reasons for rejecting Endurance’s exchange offer are detailed in a separate mailing to Aspen shareholders, and include the following:

•	Endurance is touting a “headline price” for its offer that simply does not exist. Endurance has been publicly stating that it is offering “$49.50” per share – but based on the offer’s proposed exchange ratio and mix of cash and stock consideration as of the market close on June 26, 2014, the value of the offer is only $47.64 per Aspen share, and the value of an all stock election in the offer is worth only $46.40 per Aspen share.

•	Aspen is successfully executing on a strategic plan and we are confident that it will deliver superior value to Aspen shareholders. Aspen’s strategic investments in its business are paying off. The Company is on track to achieve its 10% operating ROE objective in 2014 and current analyst consensus for Aspen’s 2014 earnings per share has increased 18% year-to-date.[i] And the future continues to look even brighter – Aspen is poised to increase its operating ROE in the order of 100 basis points in 2015 over 2014, with additional continued benefits from operating leverage beyond 2015.ii

Here’s What Industry Analysts Are Saying About Aspen’s Strong Performanceiii

“Aspen’s results continue to improve. So far catastrophe activity has been low in 2Q14, leading us to take up 2014 numbers in anticipation of another mid-teens ROE quarter.” (Deutsche Bank, 6/9/14)

“[Aspen’s] top line results in the [first] quarter coupled with the solid underlying underwriting results… demonstrates AHL’s ability to deliver its target 10% run-rate operating ROE in 2014.” (UBS, 4/23/14)

“We thought [1Q] was a very good quarter since: 1) core margins were 100 bps better than our estimate driven by strong yr/yr improvement in both insurance and reinsurance 2) catastrophe losses were lower than expected, 3) favorable development was higher than expected 4) top line growth was higher than expected driven by US insurance teams and 4) BVPS grew 4.4%.” (Evercore, 4/23/14)

•	We believe that Endurance’s stock, which in total would comprise 60% of the consideration to Aspen shareholders, is an unattractive currency, given Endurance’s business mix, with an overreliance on the volatile, low-margin and challenged crop insurance business and a dependency on reserve releases to fuel earnings.

•	The value of Endurance’s stock is also adversely impacted by the significant dilutive impact resulting from the issuance of approximately 37 million shares under the proposed exchange ratio, an 82% increase in dilutive shares outstanding as of March 31, 2014, or up to 61 million shares for a full stock offer.

•	Additional shareholder dilution and erosion of book value per share will also occur as a result of the need to refinance Endurance’s costly bridge loan used to secure initial financing. Further, CVC has been granted a $250 million option to purchase shares at a below-market price as well as equity warrants.

•	Aspen believes that the loss of business resulting from a combination would cause significant financial harm to shareholders. Endurance’s own estimate is that more than $500 million in premiums will be lost.iv We think it’s even more. Our estimates of loss of business are consistent with feedback received from policyholders, brokers and employees, and we expect that the business lost would be among the most valued and would not be easily replaced.

RATHER THAN OFFERING APPROPRIATE VALUE,

ENDURANCE IS PURSUING COERCIVE LEGAL TACTICS

IN AN ATTEMPT TO ACQUIRE ASPEN AT THE LOWEST POSSIBLE PRICE

Endurance is soliciting authorizations from Aspen’s shareholders to: (1) requisition the Aspen Board to convene a special meeting of shareholders where Aspen shareholders would vote on a proposal to increase the size of Aspen’s Board to an unwieldy 19 directors and (2) to support Endurance petitioning the Supreme Court of Bermuda as part of a convoluted legal maneuver called an involuntary scheme of arrangement.

We urge shareholders to REJECT Endurance’s coercive proposals by NOT signing Endurance’s white authorization card, and by signing, dating and returning the enclosed BLUE revocation card in support of Aspen.

REJECT Endurance’s Proposal to Call a Special Meeting

•	Endurance’s first proposal – if it gains the necessary support from 10% of Aspen’s outstanding common shares – would set in motion a series of shareholder solicitations and meetings, which would result in significant time, expense and distraction. Even if successful at the special meeting, Endurance would have to wait until Aspen’s 2015 annual general meeting to seek control of Aspen’s Board. We question Endurance’s motivations in making this proposal now as it could choose to expand the Board size at the time of the AGM and seek to elect its nominees at that same time, thus sparing Aspen shareholders the cost of holding a special meeting purely to serve Endurance’s interests.

•	If Endurance is ultimately successful, a 19-member Board would be almost twice the average Board size for S&P 500 companies.[v] This would make efficient decision making cumbersome, and makes it more difficult for a Board to convene on short notice and respond swiftly to situations and opportunities as they arise. In its own Corporate Governance Guidelinesvi, Endurance states: “The Board believes that a board ranging in size from 9 to 15 Directors provides diversity of thought and experience without hindering effective discussion or diminishing individual accountability.”

REJECT Endurance’s Proposal to Support its Scheme of Arrangement

•	An involuntary scheme of arrangement would be an unprecedented usurping of an independent Board’s judgment, which has been rejected by the Supreme Court of Bermuda in its past consideration of the matter.

•	If successful in its pursuit of an involuntary scheme of arrangement, Endurance would be able to circumvent the Aspen Board as negotiator and submit its current unattractive proposal to Aspen shareholders for a “take it or leave it” vote.

REJECT ENDURANCE’S PROPOSALS: PLEASE SIGN, DATE AND RETURN

THE ENCLOSED BLUE REVOCATION CARD TODAY

Aspen strongly urges shareholders not sign any white authorization cards sent to you by Endurance. Whether or not you have previously executed Endurance’s white authorization card, you may reject Endurance’s proposals if you sign, date and deliver the enclosed BLUE revocation card using the enclosed pre-paid envelope. Regardless of the number of ordinary shares of Aspen that you own, your views are important.

Sincerely yours,

Glyn Jones	Chris O’Kane
Chairman of the Board of Directors	Chief Executive Officer

Even if you have already signed Endurance’s white authorization card,

you may revoke your authorizations by signing, dating and returning the enclosed BLUE revocation card.

If you have questions or need assistance

revoking your authorizations for your shares, please contact our agent:

INNISFREE M&A INCORPORATED

Shareholders call toll-free: (877) 717-3930

Banks and Brokers call collect: (212) 750-5833

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995

This letter contains written, and Aspen may make related oral, “forward-looking statements” within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “expect,” “intend,” “plan,” “believe,” “do not believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” and similar expressions of a future or forward-looking nature.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such statements.

Forward-looking statements do not reflect the potential impact of any future collaboration, acquisition, merger, disposition, joint venture or investments that Aspen may enter into or make, and the risks, uncertainties and other factors relating to such statements might also relate to the counterparty in any such transaction if entered into or made by Aspen.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aspen believes these factors include, but are not limited to: our ability to successfully implement steps to further optimize the business portfolio, ensure capital efficiency and enhance investment returns; the possibility of greater frequency or severity of claims and loss activity, including as a result of natural or man-made (including economic and political risks) catastrophic or material loss events, than our underwriting, reserving, reinsurance purchasing or investment practices have anticipated; the assumptions and uncertainties underlying reserve levels that may be impacted by future payments for settlements of claims and expenses or by other factors causing adverse or favorable development; the reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models; decreased demand for our insurance or reinsurance products and cyclical changes in the highly competitive insurance and reinsurance industry; increased competition from existing insurers and reinsurers and from alternative capital providers and insurance-linked funds and collateralized special purpose insurers on the basis of pricing, capacity, coverage terms, new capital, binding authorities to brokers or other factors and the related demand and supply dynamics as contracts come up for renewal; changes in general economic conditions, including inflation, deflation, foreign currency exchange rates, interest rates and other factors that could affect our financial results; the risk of a material decline in the value or liquidity of all or parts of our investment portfolio; evolving issues with respect to interpretation of coverage after major loss events; our ability to adequately model and price the effect of climate cycles and climate change; any intervening legislative or governmental action and changing judicial interpretation and judgments on insurers’ liability to various risks; the effectiveness of our risk management loss limitation methods, including our reinsurance purchasing; changes in the total industry losses, or our share of total industry losses, resulting from past events and, with respect to such events, our reliance on loss reports received from cedants and loss adjustors, our reliance on industry loss estimates and those generated by modeling techniques, changes in rulings on flood damage or other exclusions as a result of prevailing lawsuits and case law; the impact of one or more large losses from events other than natural catastrophes or by an unexpected accumulation of attritional losses; the impact of acts of terrorism, acts of war and related legislation; any changes in our reinsurers’ credit quality and the amount and timing of reinsurance recoverables; changes in the availability, cost or quality of reinsurance or retrocessional coverage; the continuing and uncertain impact of the current depressed lower growth economic environment in many of the countries in which we operate; the level of inflation in repair costs due to limited availability of labor and materials after catastrophes; a decline in our operating subsidiaries’ ratings with S&P, A.M. Best or Moody’s; the failure of our reinsurers, policyholders, brokers or other intermediaries to honor their payment obligations; our ability to execute our business plan to enter new markets, introduce new products and develop new distribution channels, including their integration into our existing operations; our reliance on the assessment and pricing of individual risks by third parties; our dependence on a few brokers for a large portion of our revenues; the persistence of heightened financial risks, including excess sovereign debt, the banking system and the Eurozone debt crisis; changes in our ability to exercise capital management initiatives (including our share repurchase program) or to arrange banking facilities as a result of prevailing market changes or changes in our financial position; changes in government regulations or tax laws in jurisdictions where we conduct business; changes in accounting principles or policies or in the application of such accounting principles or policies; Aspen or Aspen Bermuda Limited becoming subject to income taxes in the United States or the United Kingdom; loss of one or more of our senior underwriters or key personnel; our reliance on information and technology and third party service providers for our operations and systems; and increased counterparty risk due to the credit impairment of financial institutions. For a more detailed description of these uncertainties and other factors, please see the “Risk Factors” section in Aspen’s Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission on February 20, 2014 and in Aspen’s Quarterly Report on Form 10-Q as filed with the U.S. Securities and Exchange Commission on May 1, 2014. Aspen undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made.

The guidance in this communication relating to 10% Operating ROE in 2014 and with a further 100 basis point increase over 2014 in 2015 was and is made as at April 23, 2014. Such guidance assumes for 2014 a pre-tax catastrophe load of $185 million per annum, normal loss experience and given the current interest rate and insurance pricing environment and for 2015 a pre-tax catastrophe load of $200 million, normal loss experience, our expectations for rising interest rates, and a less favorable insurance pricing environment. Aspen has identified and described in the presentations in the investor relations section of its website actions and additional underlying assumptions in each of its three operating return on equity levers – optimization of the business portfolio (including particular lines of business), capital efficiency and enhancing investment returns – to seek to achieve the targeted operating ROE in 2014 and 2015. These forward looking statements are subject to the assumptions, risks and uncertainties, as discussed above and in the presentations noted, which could cause actual results to differ materially from these statements.

In addition, any estimates relating to loss events involve the exercise of considerable judgment and reflect a combination of ground-up evaluations, information available to date from brokers and cedants, market intelligence, initial tentative loss reports and other sources. The actuarial range of reserves and management’s best estimate represents a distribution from our internal capital model for reserving risk based on our then current state of knowledge and explicit and implicit assumptions relating to the incurred pattern of claims, the expected ultimate settlement amount, inflation and dependencies between lines of business. Due to the complexity of factors contributing to the losses and the preliminary nature of the information used to prepare these estimates, there can be no assurance that Aspen’s ultimate losses will remain within the stated amounts.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote or approval. This communication is for informational purposes only and is not a substitute for any relevant documents that Aspen may file with the U.S. Securities and Exchange Commission (“SEC”).

Endurance has commenced an exchange offer for the outstanding shares of Aspen (together with associated preferred share purchase rights). Aspen has filed with the SEC a solicitation/recommendation statement to its shareholders on Schedule 14D-9. Endurance is also soliciting authorizations from Aspen’s shareholders. Aspen has filed a revocation statement to its shareholders on Schedule 14A with the SEC in opposition to Endurance’s solicitation of authorizations.

INVESTORS AND SECURITY HOLDERS OF ASPEN ARE URGED TO READ THIS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Aspen through the web site maintained by the SEC at http://www.sec.gov. These documents will also be available on Aspen’s website at http://www.aspen.co.

Certain Information Regarding Participants

Aspen and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Aspen’s directors and executive officers in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 20, 2014, and its proxy statement for the 2014 Annual Meeting, which was filed with the SEC on March 12, 2014. These documents can be obtained free of charge from the sources indicated above.

[i]	Source: Bloomberg data
ii	Guidance as at April 23, 2014. In 2014, ROE guidance assumes a pre-tax catastrophe load of $185 million, normal loss experience and given the current interest rate and insurance pricing environment. In 2015, ROE guidance assumes a pretax catastrophe load of $200 million, normal loss experience, Aspen’s expectations for rising interest rates, and a less favorable insurance pricing environment. See Safe Harbor disclosure above.
iii	Emphasis added. Permission to cite quotes has neither been sought nor obtained.
iv	Endurance 1Q 2014 Earnings Call Transcript. “… we would assume a typical attrition in combining a portfolio in the 5% to 10% range [of combined premiums].” – Michael McGuire, Endurance CFO
[v]	According to the most recent 2013 Spencer Stuart Board Index, the average Board size for S&P 500 companies was 10.7 directors, and over 80% of such companies had Boards with 12 or fewer directors.
vi	Endurance Specialty Holdings’ Corporate Governance Guidelines can be found on the Corporate Governance page of its website at: http://ir.endurance.bm/phoenix.zhtml?c=137754&p=irol-govhighlights